Exhibit 99.3
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
ACQUISITION OF REFINERY EQUIPMENT ASSETS

The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

Summary of important contents:
•	Particulars of Transaction

On 27 and 28 August 2009, the Board considered and approved the asset transfer agreements entered into between ten of the Company’s branch companies and ten subordinated entities of CNPC (including CNPC Daqing Petrochemical Factory), pursuant to which the Company has agreed to acquire Refinery Equipment Assets from the Transferors. Upon completion of the Acquisition, the Company will pay the consideration in the sum of RMB11,066.37 million (approximately HK$12,575.42 million) to the Transferors. The parties will adjust the consideration by reference to the change in the net asset value of the Refinery Equipment Assets for the period from the Valuation Date to the Completion Date on a dollar-for-dollar basis.

•	Reasons for the Acquisition and Benefits to the Company

1. The Acquisition benefits the Company in optimising its overall production arrangement and product structure in respect of the refinery business and the further implementation of professional management, thereby unleashing the Company’s overall competitiveness and optimise allocation of the Company’s internal resources.

2. The assets to be acquired under the Acquisition are closely associated with the Company’s principal business. The Acquisition will give prominence to the primary business engaged by the Company and allow the Company to leverage on the integration of its upstream and downstream operations. The Acquisition will also facilitate the unification of marketing and the purchase of raw materials, thereby enhancing the Company’s competitiveness.

3. The Acquisition can also reduce the connected transactions between the Company and CNPC and potential competition with CNPC to a certain extent.

1.	SUMMARY OF THE CONNECTED TRANSACTION
(A)	The Acquisition

On 27 and 28 August 2009, the Board considered and approved the asset transfer agreements entered into between ten of the Company’s branch companies and ten subordinated entities of CNPC (including CNPC Daqing Petrochemical Factory), pursuant to which the Company has agreed to acquire Refinery Equipment Assets from the Transferors. Upon completion of the Acquisition, the Company will pay the consideration in the sum of RMB11,066.37 million (approximately HK$12,575.42 million) to the Transferors. The parties will adjust the consideration by reference to the change in the net asset value of the Refinery Equipment Assets for the period from the Valuation Date to the Completion Date on a dollar-for-dollar basis.

(B)	Regulatory requirements under the HKEx Listing Rules and the SSE Listing Rules

As of the date of this announcement, CNPC is the controlling shareholder of the Company. The Transferors are wholly-owned subsidiaries of CNPC. Pursuant to the HKEx Listing Rules and the SSE Listing Rules, CNPC and each of the Transferors are connected persons of the Company. The Acquisition hence constitutes a connected transaction of the Company.

Under the HKEx Listing Rules, as the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements, and is exempt from the independent shareholders’ approval requirement. Under the SSE Listing Rules, as the consideration for the Acquisition is below 5% of the latest audited net assets of the Company, the Acquisition is only required to be approved by the Board and does not need to be approved at a general meeting of shareholders.

2.	INFORMATION ON CONNECTED PARTIES
(A)	CNPC

CNPC, the controlling shareholder of the Company, is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. Each of the Transferors is a wholly-owned subsidiary of CNPC.

(B)	The ten subordinated entities of CNPC

Information of the ten subordinated entities of CNPC as of the date of this announcement is set out as follows:
1.	CNPC Daqing Petrochemical Factory
Nature of enterprise:	Ownership by the nation

Address:	Xinghua Village, Longfeng District, Daqing City

Registered capital:	RMB3,875.49 million

Legal representative:	YANG Jigang

Scope of business:	Composite fertilizer, petrochemical products, etc.
2.	Xinjiang Dushanzi Petrochemical Factory
Date of establishment:	9 June 2005

Nature of enterprise:	Ownership by the nation

Address:	No. 6 Beijing Road, Dushanzi District, Karamay City

Registered capital:	RMB1,308.654 million

Legal representative:	XU Fugui

Scope of business:	Exploitation of oil and natural gas, processing of crude oil, production of oil products, etc.
3.	CNPC Liaoyang Petrochemical Fibre Company
Date of establishment:	31 July 1991

Nature of enterprise:	Ownership by the nation

Address:	No. 5-1 Huoju Dajie, Hongwei District, Liaoyang City

Registered capital:	RMB2,335 million

Legal representative:	GENG Chenghui

Scope of business:	Chemical products, chemical fibre products, etc.
4.	CNPC Fushun Petrochemical Company
Date of establishment:	25 May 1990

Nature of enterprise:	Ownership by the nation

Address:	No. 3 Dong’er Street, Fushun City

Registered capital:	RMB1,314.62 million

Legal representative:	LI Ruoping

Scope of business:	Oil processing, LPG, etc.
5.	Jilin Chemical Group Company
Nature of enterprise:	State-owned enterprise

Address:	No. 9 Longtan Dajie, Longtan District

Registered capital:	RMB2,457 million

Legal representative:	WANG Guangjun

Scope of business:	Production and business management of its own enterprises; production, operation, procurement and sale of chemical raw materials, chemical products, polymers and plastic products, etc.
6.	CNPC Dalian Petrochemical Company
Nature of enterprise:	Ownership by the nation

Address:	No. 1 Shanzhong Street, Ganjingzi District, Dalian City

Registered capital:	RMB1,369.122 million

Legal representative:	JIANG Fan

Scope of business:	Port operations (on the projects stated in the qualifications certificate)

7.	CNPC Jinxi Oil Refinery and Chemical Plant
Date of establishment:	1 January 1952

Nature of enterprise:	Ownership by the nation

Registered capital:	RMB1,642.11 million

Legal representative:	WANG Hongbin

Scope of business:	Processing of crude oil, oil products and chemical products, etc.
8.	CNPC Jinzhou Petrochemical Company
Date of establishment:	28 February 1984

Nature of enterprise:	Ownership by the nation

Address:	No. 2 Chongqing Road, Guta District

Registered capital:	RMB529.50 million

Legal representative:	PEI Hongbin

Scope of business:	Oil processing
9.	CNPC Lanzhou Petrochemical Company
Nature of enterprise:	State-owned enterprise

Address:	Lanlian Street, Xigu District, Lanzhou City

Registered capital:	RMB2,224.73 million

Legal representative:	XUAN Changwei

Scope of business:	Extensive petrochemical products, new synthetic materials, etc.
10.	CNPC Urumqi Petrochemical Factory
Nature of enterprise:	Ownership by the nation

Address:	Dongshan District, City of Urumqi

Registered capital:	RMB600 million

Legal representative:	ZHENG Mingyu

Scope of business:	Processing, production and sale of petrochemical products, intra-system transportation of goods, etc.

(C)	The Company

The Company is a joint stock company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The ADSs, H shares and A shares of the Company are listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively.

The Company is the largest oil and gas producer and seller taking a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Company and its subsidiaries engage in a broad range of petroleum and natural gas related activities including the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

3.	INFORMATION ON THE ASSETS TO BE ACQUIRED
The Refinery Equipment Assets involved in the Acquisition mainly include 62 sets of basic production equipment, 71 sets of auxiliary production equipment and 70 other equipment-related projects under construction. The assets to be acquired will mainly produce ABS, butadiene rubber, polyester, polyacrylonitrite, acrylonitrile, styrene, methyl formate, aniline, acrylic acid and ester, nitric acid and methyl ethyl ketone.

As of 28 February 2009, the gross net asset value of the Refinery Equipment Assets to be acquired is RMB10,194.46 million (approximately HK$11,584.61 million), details of which are as follows:

In RMB million
Name of Transferor	Total assets	Total liabilities	Net asset value
CNPC Daqing Petrochemical Factory	968.41	0	968.41
Xinjiang Dushanzi Petrochemical Factory	156.56	0	156.56
CNPC Liaoyang Petrochemical Fibre Company	136.83	0	136.83
CNPC Fushun Petrochemical Company	974.48	2.05	972.43
Jilin Chemical Group Company	3,808.19	164.82	3,643.37
CNPC Dalian Petrochemical Company	638.70	7.71	630.99
CNPC Jinxi Oil Refinery and Chemical Plant	793.53	40.23	753.30

In RMB million
Name of Transferor	Total assets	Total liabilities	Net asset value
CNPC Jinzhou Petrochemical Company	1,084.23	26.57	1,057.66
CNPC Lanzhou Petrochemical Company	1,447.46	17.76	1,429.70
CNPC Urumqi Petrochemical Factory	445.21	0	445.21

(Note: the above figures are unaudited)
China Enterprise Appraisals Co., Ltd. conducted an appraisal on the value of the Refinery Equipment Assets by adopting the cost approach. As of 28 February 2009, the Valuation Date, the net asset value of the Refinery Equipment Assets subject to the Acquisition was RMB11,066.37 million in total (approximately HK$12,575.42 million), representing an appreciation of RMB871.91 million (approximately HK$990.81 million), or 8.55%. Details are as follows:

In RMB million
Name of Transferor	Total assets	Total liabilities	Net asset value
CNPC Daqing Petrochemical Factory	1,096.57	0	1,096.57
Xinjiang Dushanzi Petrochemical Factory	192.07	0	192.07
CNPC Liaoyang Petrochemical Fibre Company	218.83	0	218.83
CNPC Fushun Petrochemical Company	1,215.67	2.05	1,213.62
Jilin Chemical Group Company	3,828.17	164.82	3,663.35
CNPC Dalian Petrochemical Company	700.47	7.71	692.76
CNPC Jinxi Oil Refinery and Chemical Plant	878.48	40.23	838.25
CNPC Jinzhou Petrochemical Company	1,161.45	26.57	1,134.88
CNPC Lanzhou Petrochemical Company	1,527.69	17.76	1,509.93
CNPC Urumqi Petrochemical Factory	506.11	0	506.11
Based on the pro forma accounts of the Transferors prepared in accordance with the PRC GAAP, the net loss before and after tax attributable to the Refinery Equipment Assets for the financial year ended 31 December 2007 amounted to approximately RMB18.69 million (approximately HK$21.24 million) and RMB39.50 million (approximately HK$44.89 million) and the net loss before and after tax attributable to the Refinery

Equipment Assets for the financial year ended 31 December 2008 amounted to approximately RMB3,955.54 million (approximately HK$4,494.93 million) and RMB3,955.54 million (approximately HK$4,494.93 million). As the Refinery Equipment Assets were constructed by the Transferors in the past, there is no original purchase cost.

4.	MAJOR TERMS OF THE CONNECTED TRANSACTION AND ASSET TRANSFER AGREEMENTS
1.	Date:

28 August 2009

2.	Parties:

Transferors: ten subordinated entities of CNPC: (i) CNPC Daqing Petrochemical Factory; (ii) Xinjiang Dushanzi Petrochemical Factory; (iii) CNPC Liaoyang Petrochemical Fibre Company; (iv) CNPC Fushun Petrochemical Company; (v) Jilin Chemical Group Company; (vi) CNPC Dalian Petrochemical Company; (vii) CNPC Jinxi Oil Refinery and Chemical Plant; (viii) CNPC Jinzhou Petrochemical Company; (ix) CNPC Lanzhou Petrochemical Company; and (x) CNPC Urumqi Petrochemical Factory.

Transferees: ten of the branch companies of the Company: (i) Daqing Petrochemical Branch Company; (ii) Dushanzi Petrochemical Branch Company; (iii) Liaoyang Petrochemical Branch Company; (iv) Fushun Petrochemical Branch Company; (v) Jilin Petrochemical Branch Company; (vi) Dalian Petrochemical Branch Company; (vii) Jinxi Petrochemical Branch Company; (viii) Jinzhou Petrochemical Branch Company; (ix) Lanzhou Petrochemical Branch Company; and (x) Urumqi Petrochemical Branch Company.

3.	The Acquisition and the assets involved

Subject to the satisfaction of the conditions precedent under the Asset Transfer Agreements, the Company has agreed to acquire and each of the Transferors has agreed to sell the subject refinery equipment and related assets.

4.	Consideration

The consideration of the Acquisition is calculated by reference to the value of the Refinery Equipment Assets as assessed by China Enterprise Appraisals Co., Ltd. in Beijing as of 28 February 2009, the Valuation Date. Through amicable consultation among the parties involved, the consideration of the Acquisition is determined to be RMB11,066.37 million in total (approximately HK$12,575.42 million). The consideration will be adjusted by reference to the change in the net asset value of the Refinery Equipment Assets for the period from the Valuation Date to the Completion Date on a dollar-for-dollar basis. The Company will pay the consideration (as adjusted) in cash to the Transferors, and expects that the payment will be made within 14 days of the Completion Date.

5.	Conditions precedent to completion of the Acquisition

Completion of the Acquisition is subject to the satisfaction of certain conditions precedent, including:

(a)	the Company having completed due diligence on the Refinery Equipment Assets;

(b)	the Transferors having obtained all necessary consents of the creditors and any other relevant third parties in connection with the transfer of the Refinery Equipment Assets;

(c)	there having been no material adverse change to the business operation and technical performance of the Refinery Equipment Assets; and

(d)	the representations, warranties and undertakings given by the Transferors being true, accurate, complete and valid as at the Completion Date.
The parties involved in the Acquisition shall use reasonable endeavours to procure the fulfilment of the conditions precedent on or before 31 August 2009. In the event that any of the conditions precedent has not been fulfilled on or before 31 August 2009 by reason of the Transferors, the Company shall be entitled (but not bound) to terminate the Asset Transfer Agreements.

In addition, if any relevant listing regulatory authorities and the PRC government authorities (collectively, the “Authorities”) impose any conditions in the process of approving the transfer of the Refinery Equipment Assets, the parties shall agree to make such amendments as appropriate to the Asset Transfer Agreements and other relevant conditions of the transaction in accordance with the conditions set out by the Authorities. In the event that the parties fail to agree on such amendment and the performance of the Asset Transfer Agreements by any one party would constitute a breach of the PRC law and/or any relevant listing rules, such party shall be entitled to terminate the Asset Transfer Agreements.

6.	Completion

The Completion Date will be 31 August 2009 or the date on which all conditions precedent under the Asset Transfer Agreements are fulfilled, whichever is the later.

5.	REASONS FOR THE ACQUISITION AND BENEFITS TO THE COMPANY
The Board considers the acquisition of the Refinery Equipment Assets to be in line with the development strategies of the Company. In particular, the Board considers that the acquisition of the Refinery Equipment Assets has the following importance:
1.	The Acquisition is beneficial to the Company, in terms of the optimization of the overall production arrangement and product structure in respect of the refinery business, and the further implementation of professional management, thereby materializing the Company’s overall competitiveness and facilitating the optimal distribution of the Company’s internal resources.

2.	The assets to be acquired are closely associated with the Company’s principal business. The Acquisition will give prominence to the Company’s principal business and strengthen the Company’s integration of its upstream and downstream operations. The Acquisition will also facilitate the unification of marketing and purchase of raw materials, thereby enhancing the Company’s competitiveness.

3.	The Acquisition can also reduce the connected transactions between the Company and CNPC and potential competition with CNPC to a certain extent.
The Board (including the independent non-executive directors) considers that the terms of the Asset Transfer Agreements are on normal commercial terms and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

6.	BOARD APPROVAL AND THE INDEPENDENT NON-EXECUTIVE DIRECTORS’ OPINION
The 6th meeting of the 4th session of the Board was held on 27 and 28 August 2009. Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang and Mr Jiang Fan, directors of the Company, abstained from voting as connected directors. The remaining directors of the Company who were entitled to vote at the meeting resolved in favour of the resolution approving the Acquisition unanimously.

The independent non-executive directors of the Company consider that the above-mentioned connected transaction was entered into during the normal and ordinary course of business of the Company, in compliance with all the procedures prescribed in the relevant applicable laws and regulations and the articles of association of the Company, and on normal commercial terms, and the connected transaction is fair and reasonable and in the interests of the Company and its shareholders as a whole.

7.	CONNECTED TRANSACTIONS IN THE PAST
With each of the Transferors being a wholly-owned subsidiary of CNPC, the controlling shareholder of the Company, the following sets out the connected transactions between the Company(including its subsidiaries) and CNPC (including its subsidiaries) in the past two accounting years:
(i)	Continuing connected transactions

Continuing connected transactions with CNPC for 2007 and 2008
In RMB million
Transactions	2007	2008
Income from provision of services and goods sold to CNPC	31,325	46,645
Services provided by CNPC:
Fee for construction and technical services
— exploration and development services	61,110	59,451
— other construction and technical services	37,063	64,742
Fee for production services	35,958	65,471
Fee for social services	2,229	2,440

Continuing connected transactions with CNPC for 2007 and 2008
In RMB million
Transactions	2007	2008
Fee for ancillary services	2,635	2,587
Interest income	159	114
Interest expenses	1,377	1,640
Rental expenses	2,292	2,376
Commissions and other expenses	3,573	4,926

Note: For details, please refer to the 2008 annual report of the Company
(ii)	One-off connected transactions

Impact on the Company’s
Counterparty and				financial position and
assets involved	Date	Price	Status	operating results
Disposal to CNPC of 70% equity interest in China National United Oil Corporation	18 March 2007	RMB1.01 billion	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Acquisition from CNPC of assets under the risk operation service business	23 August 2007	RMB1,652 million	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Capital injection of a total of RMB16 billion into CNPC Exploration and Development Company Limited, jointly made by the Company and China National Oil and Gas Exploration and Development Corporation	27 December 2007	RMB16 billion (each increasing their capital by RMB8 billion)	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Acquisition from CNPC of assets of the Northeast China inspection and maintenance operations	28 April 2008	RMB43.83 million	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company and is advantageous to the future financial position and operating results of the Company.
Acquisition from CNPC of refined products sales assets and business	10 June 2008	RMB1.004 billion	transfer of part of the subject assets pending completion	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Acquisition from CNPC of assets under the risk operation service business	19 November 2008	RMB5.306 billion	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company and is advantageous to the future financial position and operating results of the Company.

Impact on the Company’s
Counterparty and				financial position and
assets involved	Date	Price	Status	operating results
Acquisition from CNPC of Sun World Limited, thereby holding an indirect interest in CNPC (Hong Kong) Limited	18 December 2008	RMB6.693 billion	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company and is advantageous to the future financial position and operating results of the Company.

Note:	The above were the significant one-off connected transactions between the Company and CNPC in 2007 and 2008. For details of these transactions, please refer to the preliminary reports as published by the Company on the websites of the relevant stock exchanges.

8.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents are available for inspection during normal business hours at the Company’s legal address:
(i)	the resolution of the 6th meeting of the 4th session of the Board;

(ii)	the independent non-executive directors’ opinion;

(iii)	the Asset Transfer Agreements; and

(iv)	relevant auditors’ report and valuation report.

9.	DEFINITION
In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the Refinery Equipment Assets from the Transferors by ten branch companies of the Company pursuant to the Asset Transfer Agreements

“Asset Transfer Agreements”	10 asset transfer agreements, each dated 28 August 2009, entered into between ten branch companies of the Company and each of the Transferors in respect of the Acquisition

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation (), a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange

“Completion Date”	31 August 2009 or the date on which all conditions precedent under the Asset Transfer Agreements are fulfilled, whichever is the later

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“PRC”	the People’s Republic of China, which for the purpose of this announcement only, does not include the Hong Kong and Macau Special Administrative Regions and Taiwan

“Refinery Equipment Assets”	the refinery equipment and related assets held by the Transferors, which principally comprise of 62 sets of basic production equipment, 71 sets of auxiliary production equipment and 70 other equipment-related projects under construction

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Transferors”	CNPC Daqing Petrochemical Factory, Xinjiang Dushanzi Petrochemical Factory, CNPC Liaoyang Petrochemical Fibre Company, CNPC Fushun Petrochemical Company, Jilin Chemical Group Company, CNPC Dalian Petrochemical Company, CNPC Jinxi Oil Refinery and Chemical Plant, CNPC Jinzhou Petrochemical Company, CNPC Lanzhou Petrochemical Company and CNPC Urumqi Petrochemical Factory

“Valuation Date”	28 February 2009

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Asset Transfer Agreements of HK$1=RMB0.88 for reference purpose only.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
28 August 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
* For identification purpose only